UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On March 30, 2009, Vuance Ltd. (the “Company”) received a letter from The Nasdaq Stock Market Inc. (“Nasdaq”) informing the Company that it has not complied with the minimum $2.5 million in stockholders’ equity, $35 million market capitalization, or $500,000 net income requirements for continued listing on The Nasdaq Capital Market set forth in Marketplace Rule 4310(c)(3), and therefore, trading of the Company’s ordinary shares will be suspended at the opening of business on April 8, 2009, and a form 25-NSE will be filed with the SEC removing the Company’s securities from listing and registration on the Nasdaq Capital Market, unless the Company requests an appeal of the delisting decision by Nasdaq.

The Company has the right to appeal the Nasdaq determination to a Nasdaq Listings Qualifications Panel (the “Panel”) and the Company intends to appeal this determination.  The appeal will automatically stay the delisting of the Company’s common stock until the Panel reaches a decision.  There can be no assurance that the Panel will grant the Company’s request for continued listing.

On April 2, 2009, the Company issued a press release announcing that it had received the letter from Nasdaq.  A copy of the Company’s press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item  9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release of Vuance Ltd., dated April 2, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: April 2, 2009